                                                    ----------------------------
                                                             OMB APPROVAL
                                                    ----------------------------
                                                    OMB NUMBER:        3235-0145
                                                    Expires:    October 31, 2002
                                                    Estimated average burden
                                                    hours per response.... 14.90
                                                    ----------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*


Essential Therapeutics, Inc. (formerly known as Microcide Pharmaceuticals, Inc.)
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  29669A-20-7
--------------------------------------------------------------------------------
                                (CUSIP Number)

     Nicola Lawson                            David W. Tegeler, Esq.
     c/o Schroder Venture Managers Limited    Testa, Hurwitz & Thibeault, LLP
     22 Church Street                         125 High Street
     Hamilton, HM 11, Bermuda                 Boston, MA 02110
     + 441 298 7107                           (617) 248-7000
--------------------------------------------------------------------------------


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 24, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 16 pages

                                 SCHEDULE 13D

-----------------------------                 --------------------------------
CUSIP No.  29669A-20-7                            Page  2  of  16  Pages
         -----------------                             ---    ----
-----------------------------                 --------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Schroder Venture Managers Limited

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      AF

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                    [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,319,665 shares of common stock, $.001 par value
     OWNED BY             per share ("Common Stock")
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,319,665 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,319,665 shares of Common Stock

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                       [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      OO

------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------                 --------------------------------
CUSIP No.  29669A-20-7                            Page  3  of  16  Pages
         -----------------                             ---    ----
-----------------------------                 --------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Schroder Ventures International Life Sciences Fund II LP1

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                   [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,319,665 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,319,665 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,319,665 shares of Common Stock

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------                 --------------------------------
CUSIP No.  29669A-20-7                            Page  4  of  16  Pages
         -----------------                             ---    ----
-----------------------------                 --------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Schroder Ventures International Life Sciences Fund II LP2

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                   [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,319,665 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,319,665 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,319,665 shares of Common Stock

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------                 --------------------------------
CUSIP No.  29669A-20-7                            Page  5  of  16  Pages
         -----------------                             ---    ----
-----------------------------                 --------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Schroder Ventures International Life Sciences Fund II LP3

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                   [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,319,665 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,319,665 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,319,665 shares of Common Stock

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------                 --------------------------------
CUSIP No.  29669A-20-7                            Page  6  of  16  Pages
         -----------------                             ---    ----
-----------------------------                 --------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Schroder Ventures International Life Sciences Fund II Strategic Partners L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                   [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,319,665 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,319,665 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,319,665 shares of Common Stock

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------                 --------------------------------
CUSIP No.  29669A-20-7                            Page  7  of  16  Pages
         -----------------                             ---    ----
-----------------------------                 --------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Schroder Ventures International Life Sciences Fund Group Co-Investment Scheme

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                   [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Not Applicable

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,319,665 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,319,665 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,319,665 shares of Common Stock

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      OO

------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------                 --------------------------------
CUSIP No.  29669A-20-7                            Page  8  of  16  Pages
         -----------------                             ---    ----
-----------------------------                 --------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Peter Everson, in his capacity as director of Schroder Venture Managers Limited

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      AF

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                   [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,319,665 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,319,665 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,319,665 shares of Common Stock

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------                 --------------------------------
CUSIP No.  29669A-20-7                            Page  9  of  16  Pages
         -----------------                             ---    ----
-----------------------------                 --------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Deborah Speight, in her capacity as director of Schroder Venture Managers Limited

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      AF

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                   [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,319,665 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,319,665 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,319,665 shares of Common Stock

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------                 --------------------------------
CUSIP No.  29669A-20-7                            Page  10  of  16  Pages
         -----------------                             ----    ----
-----------------------------                 --------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Nicola Lawson, in her capacity as director of Schroder Venture Managers Limited

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      AF

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                   [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,319,665 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,319,665 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,319,665 shares of Common Stock

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------                 --------------------------------
CUSIP No.  29669A-20-7                            Page  11  of  16  Pages
         -----------------                             ----    ----
-----------------------------                 --------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Gary Carr, in her capacity as director of Schroder Venture Managers
      Limited

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      AF

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                   [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,319,665 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,319,665 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,319,665 shares of Common Stock

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN

------------------------------------------------------------------------------

Item 1.   Security and Issuer:

          This statement relates to the Common Stock, $.001 par value per share of Essential Therapeutics, Inc. formerly known as Microcide Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive officers is 1365 Main Street, Waltham, MA 02451.

Item 2.   Identity and Background:

          (a)  This statement is being filed by the following Reporting Persons:
Schroder Venture Managers Limited ("SVML"), Schroder Ventures International Life Sciences Fund II LP1 ("ILSF 1"), Schroder Ventures International Life Sciences Fund II LP2 ("ILSF 2"), Schroder Ventures International Life Sciences Fund II LP3 ("ILSF 3"), Schroder Ventures International Life Sciences Fund II Strategic Partners L.P. ("Strategic Partners Plan"), Schroder Ventures International Life Sciences Fund Group Co-Investment Scheme ("Co-Invest Scheme" and collectively with ILSF 1, ILSF 2, ILSF 3 and Strategic Partners Plan, the "Entities"), Peter Everson ("Everson"), Deborah Speight ("Speight"), Nicola Lawson ("Lawson") and Garry Carr ("Carr" and collectively with the Entities, Everson, Speight and Lawson, the "Reporting Persons").

          (b) The principal business office of the Reporting Persons is c/o 22 Church Street, Hamilton, HM 11, Bermuda.

          (c) The jurisdiction of organization for SVML is Bermuda. The jurisdiction of organization for ILSF 1, ILSF 2, ILSF 3 and Strategic Partners Plan is Delaware. Co-Invest Scheme is an association of individuals and does not have a place of organization. Everson, Speight and Lawson are citizens of the United Kingdom. Carr is a citizen of Canada.

          (d) The principal business of SVML is to act as the fund manager on behalf of the Entities. The principal business of the Entities is to make equity investments. The principal occupation of Everson, Speight, Lawson and Carr are their activities on behalf of SVML.

          (e) During the five years prior to the date hereof, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (f) During the five years prior to the date hereof, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration:

          On October 24, 2001, the Entities acquired, in the aggregate, 6,959 shares of Series B Convertible Redeemable Preferred Stock, $.001 par value per share, ("Preferred Stock") of the Issuer for a total purchase price of $6,959,000. The Reporting Persons have the right, at the Reporting Persons' option, at any time, to convert the shares of Preferred Stock into shares of common stock, $.001 par value, ("Common Stock") of the Issuer. The shares of Preferred Stock shall convert into shares of Common Stock at a rate of $3.00 per share for an aggregate of 2,319,665 shares of Common Stock of the Issuer. The Issuer has an obligation to file with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, covering the Common Stock issued or issuable upon conversion of the shares of Preferred Stock within 30 days of October 24, 2001.

          The working capital or funds available for investment of the Entities were the source of funds for these purchases. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting securities.

                              Page 12 of 16 pages

Item 4.   Purpose of Transaction:

     The Entities acquired the Issuer's securities for investment purposes. Depending on market conditions, SVML's continuing evaluation of the business and prospects of the Issuer and other factors, the Entities may dispose of or acquire additional securities of the Issuer. Except as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)   Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer:

     (a) As of October 24, 2001, ILSF 1 was the record owner of 4,394 shares of Series B Convertible Redeemable Preferred Stock, $.001 par value per share ("Series B Stock"), which is convertible into 1,464,666 shares of Common Stock of the Issuer within 60 days of the date of this statement. As of October 24, 2001, ILSF 2 was the record owner of 1,872 shares of Series B Stock, which is convertible into 624,000 shares of Common Stock of the Issuer within 60 days of the date of this statement. As of October 24, 2001, ILSF 3 was the record owner of 499 shares of Series B Stock, which is convertible into 166,333 shares of Common Stock of the Issuer within 60 days of the date of this statement. As of October 24, 2001, Strategic Partners Plan was the record owner of 68 shares of Series B Stock, which is convertible into 166,333 shares of Common Stock of the Issuer within 60 days of the date of this statement. As of October 24, 2001, Co-Invest Scheme was the record owner of 126 shares of Series B Stock, which is convertible into 42,000 shares of Common Stock of the Issuer within 60 days of the date of this statement. The shares held of record by the Entities are referred to herein collectively as the "Record Shares." By virtue of the affiliate relationships among the Reporting Persons, each Reporting Person may be deemed to own beneficially all the Record Shares. Hence, each Reporting Person may be deemed to own 2,319,665 shares of Common Stock or, approximately 12.2% of the Common Stock of the Issuer, which percentage is calculated based upon 16,707,348 shares of Common Stock known to be outstanding by the Issuer as of a recent date plus 2,319,665 shares of Common Stock - - the number of shares of Common Stock the

                              Page 13 of 16 pages

Reporting Persons have the right to acquire within 60 days of October 24, 2001. In its capacity as investment and fund manager of the Entities, SVML may be deemed to own beneficially 2,319,665 shares of Common Stock. In their capacity as directors of SVML, Everson, Speight, Lawson and Carr may be deemed to own beneficially 2,319,665 shares of Common Stock.

     Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except in the case of ILSF 1 for the 1,464,666 shares which it holds of record, ILSF 2 for the 624,000 shares which it holds of record, ILSF 3 for the 166,333 shares it holds of record, Strategic Partners Plan for the 22,666 shares which it holds of record and in the case of Co-Invest Scheme for the 42,000 shares which it holds of record.

     (b)   Number of Shares as to which each such person has

           (i)       Sole power to vote or direct the vote:
                     0 shares for each Reporting Person.

           (ii)      Shared power to vote or direct the vote:
                     2,319,665 shares for each Reporting Person

           (iii)     Sole power to dispose or to direct the disposition:
                     0 shares for each Reporting Person

           (iv)      Shared power to dispose or to direct the disposition:
                     2,319,665 shares for each Reporting Person

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

     (e)   Not Applicable.

Item 6. Contracts, arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The Entities have entered into a lock-up agreement for a period of 270 days after October 24, 2001 with regard to one half of all shares of the common stock
of the Issuer issuable upon conversion of the shares of Preferred Stock.   In
addition, the Entities have entered into a voting agreement whereby the Entities have agreed to provide the Company with a limited irrevocable proxy for the future voting of the Entities shares.

Item 7.  Material to be Filed as Exhibits:

     Exhibit 1 - Form of Voting Agreement

     Exhibit 2 - Form of Lock-Up Agreement

     Exhibit 3 - Agreement regarding filing of joint Schedule 13D

     Exhibit 4 - Power of Attorney

                              Page 14 of 16 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  November 2, 2001                 SCHRODER VENTURE MANAGERS
                                         LIMITED


                                         By: /s/ Nicola Lawson and Gary Carr
                                             ---------------------------------
                                         Title: Directors
                                                ------------------------------

                                         SCHRODER VENTURES INTERNATIONAL LIFE
                                         SCIENCES FUND II LP1 by Schroder
                                         Venture Managers Inc. as General
                                         Partner


                                         By: /s/ Nicola Lawson and Gary Carr
                                             ---------------------------------
                                         Title: Directors and Vice Presidents
                                                ------------------------------

                                         SCHRODER VENTURES INTERNATIONAL LIFE
                                         SCIENCES FUND II LP2 by Schroder
                                         Venture Managers Inc. as General
                                         Partner


                                         By: /s/ Nicola Lawson and Gary Carr
                                             ---------------------------------
                                         Title: Directors and Vice Presidents
                                                ------------------------------


                                         SCHRODER VENTURES INTERNATIONAL LIFE
                                         SCIENCES FUND II LP3 by Schroder
                                         Venture Managers Inc. as General
                                         Partner


                                         By: /s/ Nicola Lawson and Gary Carr
                                             ---------------------------------
                                         Title: Directors and Vice Presidents
                                                ------------------------------


                                         SCHRODER VENTURES INTERNATIONAL LIFE
                                         SCIENCES FUND II STRATEGIC PARTNERS
                                         L.P. by Schroder Venture Managers Inc.
                                         as General Partner


                                         By: /s/ Nicola Lawson and Gary Carr
                                             ---------------------------------
                                         Title: Directors and Vice Presidents
                                                ------------------------------


                                         SCHRODER VENTURES INTERNATIONAL LIFE
                                         SCIENCES FUND GROUP CO-INVESTMENT
                                         SCHEME by Sitco Nominees Ltd.
                                         VC01903


                                         By: /s/ Nicola Lawson and Gary Carr
                                             ---------------------------------
                                         Title: Directors and Vice Presidents
                                                ------------------------------


                              Page 15 of 16 pages

                                              /s/ Peter Everson
                                         -------------------------------------
                                         Peter Everson, in his capacity as
                                         director of Schroder Venture Managers
                                         Limited


                                                /s/ Deborah Speight
                                         -------------------------------------
                                         Deborah Speight, in her capacity as
                                         director of Schroder Venture Managers
                                         Limited


                                                /s/ Nicola Lawson
                                         -------------------------------------
                                         Nicola Lawson, in her capacity as
                                         director of Schroder Venture Managers
                                         Limited


                                                /s/ Gary Carr
                                         -------------------------------------
                                         Gary Carr, in his capacity as director
                                         of Schroder Venture Managers Limited

                              Page 16 of 16 pages